Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Rogers Communications Completes Previously Announced Amalgamation with its Cable and Wireless Subsidiaries

    <<
        Corporate Structure Simplified While Reporting and Compliance
                          Requirements Streamlined;

    Senior Secured Wireless Debentures due 2016 Redeemed, Existing Credit
       Facilities Cancelled and New Bank Credit Facility Established;

    All Public Debt, Swaps and the New Bank Credit Facility now reside at
                 Rogers Communications on an Unsecured Basis;

       Cable and Wireless Have Ceased to be Separate Reporting Issuers
    >>

    TORONTO, July 3 /CNW/ - Rogers Communications Inc. ("RCI") (TSX: RCI;
NYSE: RCI) announced today that, on July 1, 2007, it successfully completed the intracompany amalgamation of RCI and its wholly owned subsidiaries Rogers
Cable Inc. ("Cable") and Rogers Wireless Inc. ("Wireless"), which was announced on May 14, 2007.
    The amalgamated entity continues as RCI, and Cable and Wireless are no longer separate corporate entities and have ceased to be reporting issuers.
This intracompany amalgamation does not impact the consolidated results previously reported by RCI. In addition, the operating subsidiaries of Cable and Wireless are not part of and are not impacted by the amalgamation.
    As a result of the amalgamation, RCI assumed all of the rights and obligations under all of the outstanding Cable and Wireless public debt indentures and swaps.
    RCI effected this amalgamation principally to simplify its corporate structure, while enabling it to streamline many of the related reporting and compliance obligations.
    Also, as previously announced, on June 21, 2007, Wireless redeemed all of its US$155 million principal amount of its 9.75% senior secured debentures due
2016 at a redemption price of 128.416% (or US$1,284.16 per US$1,000 principal amount of debentures) plus accrued interest to the date of redemption.
    As part of the amalgamation process, on June 29, 2007, the $1 billion
Cable bank credit facility, the $700 million Wireless bank credit facility and the $600 million bank credit facility of RCI's wholly owned subsidiary, Rogers
Media Inc. were cancelled, and RCI entered into a new unsecured $2.4 billion bank credit facility.
    Also, as part of the amalgamation process and as previously announced, on
June 29, 2007, Cable and Wireless released all security provided by bonds issued under the Cable deed of trust and the Wireless deed of trust for all of the then outstanding Wireless and Cable public debt indentures and swaps. As a result, none of Cable's and Wireless' public debt or swaps remain secured by such bonds effective as of June 29, 2007.
    As a result of these actions, the outstanding public debt, the swaps and the new bank credit facility now reside at RCI on an unsecured basis.

    About Rogers:

    Rogers Communications Inc. (TSX: RCI; NYSE: RCI) is a diversified
Canadian communications and media company engaged in three primary lines of business. Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM technology platform. Rogers Cable and Telecom is
Canada's largest cable television provider offering cable television, high-speed Internet access, residential telephony services, and video retailing, while its Rogers Business Solutions division is a national provider of voice communications services, data networking, and broadband Internet connectivity to small, medium and large businesses. Rogers Media is Canada's premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing and sports entertainment.

    Caution Regarding Forward-Looking Statements:

    This release includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions.
Statements containing expressions such as "could", "expect", "may",
"anticipate", "assume", "believe", "intend", "estimate", "plan", "guidance", and similar expressions generally constitute forward-looking statements. Such forward-looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time.
We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

    %SEDAR: 00003765EF          %CIK: 0000733099

    /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com/
    (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.; Rogers Cable Inc.; Rogers Wireless Inc.

CNW 16:30e 03-JUL-07